						Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					August 23, 2010
	2013		2012	2011		to December 31, 2010
Earnings:
Pre-tax loss from continuing operations	$ (22,230)		$ (10,635)	$ (4,085)		$ (1)
Add:
Fixed charges	15,843		9,184	1,191		-

Total earnings	$ (6,387)		$ (1,451)	$ (2,894)		$ (1)

Fixed charges:
Interest expensed and capitalized	$ 15,843		$ 9,184	$ 1,191		$ -
Total fixed charges	$ 15,843		$ 9,184	$ 1,191		$ -

Ratio of Earnings to fixed charges (1)	-0.40	x	-0.16	-2.43	x	-

Deficiency	$ 22,230		$ 10,635	$ 4,085		$ 1

(1)	The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2013, 2012 and 2011 and the period from August 23, 2010 through December 31, 2010. For the year ended December 31, 2013, the total fixed charges were $15.8 million and the total losses were $6.4 million, resulting in a total deficiency of $22.2 million. For the year ended December 31, 2012, the total fixed charges were $9.2 million and the total losses were $1.5 million, resulting in a total deficiency of $10.6 million. For the year ended December 31, 2011, the total fixed charges were $1.2 million and the total losses were $2.9 million, resulting in a total deficiency of $4.1 million. For the period from August 23, 2010 (date of inception) to December 31, 2010, there were no fixed charges and total losses were approximately $1,000.